Exhibit 9
Annual General Meeting of Shareholders
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
The following sets forth a brief description of each matter voted upon at the Corporation’s Annual General Meeting of Shareholders held on May 6, 2010 and the outcome of the vote:

	Description of Motion		Outcome of Vote
1.	Ordinary resolution approving the election of the following eight (8) nominees to serve as Directors, to hold office until the next Annual General Meeting unless his or her office is earlier vacated:		Resolution approved.

	Joo-Ok Chang	Ron F. Hochstein
	John H. Craig	Lukas H. Lundin
	W. Robert Dengler	William A. Rand
	Brian D. Edgar	Catherine J. G. Stefan

2.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation, to hold office until the next Annual General Meeting of Shareholders, and for the Directors to fix their remuneration as such.		Resolution approved.
Attached to this report is a report of Computershare Investor Services Inc., the scrutineers of the Meeting, in respect of each matter.
Dated at Toronto, Ontario this 11h day of May, 2010.
DENISON MINES CORP.
Sheila Colman
Canadian Counsel and Assistant Corporate Secretary

DENISON MINES CORP.
ANNUAL GENERAL MEETING OF SHAREHOLDERS

HELD ON MAY 6, 2010
REPORT ON PROXIES

	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST
MOTIONS	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect Lukas H. Lundin as Director	79,997,344	0	9,376,112	3	0	89.51%	0.00%	10.49%
Elect William A. Rand as Director	88,106,216	0	1,267,243	0	0	98.58%	0.00%	1.42%
Elect W. Robert Dengler as Director	88,304,689	0	1,066,970	1,800	0	98.81%	0.00%	1.19%
Elect Brian D. Edgar as Director	88,119,081	0	1,254,378	0	0	98.60%	0.00%	1.40%
Elect Ron F. Hochstein as Director	88,152,903	0	1,220,556	0	0	98.63%	0.00%	1.37%
Elect John H. Craig as Director	88,168,457	0	1,205,002	0	0	98.65%	0.00%	1.35%
Elect Joo-Ok Chang as Director	88,002,299	0	1,371,160	0	0	98.47%	0.00%	1.53%
Elect Catherine J. G. Stefan as Director	88,259,252	0	1,114,207	0	0	98.75%	0.00%	1.25%
Appointment of Auditors	88,759,877	0	611,582	0	2,000	99.32%	0.00%	0.68%

TOTAL SHAREHOLDERS VOTED BY PROXY:	394
TOTAL SHARES ISSUED & OUTSTANDING:	339,720,415	/s/ PAUL ALLEN	/s/ SUZANNE MAKHAN

TOTAL SHARES VOTED:	89,373,459	PAUL ALLEN	SUZANNE MAKHAN
TOTAL % OF SHARES VOTED:	26.31%	SCRUTINEER	SCRUTINEER